Form 3

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935
or Section 30(h) of the Investment Company Act of 1940

OMB APPROVAL
OMB Number: 3235-0104
Expires: January 31, 2005
(Print or Type Responses)	Estimated average burden hours per response. . . 0.5
1. Name and Address of Reporting Person* Trujillo Solomon D. (Last) (First) (Middle) c/o Gannett Co., Inc. 7950 Jones Branch Drive (Street) McLean, VA 22107	2. Date of Event Requiring Statement Month/Day/Year May 7, 2002 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)
4. Issuer Name andTicker or Trading Symbol
Gannett Co., Inc. ("GCI")
5. Relationship of Reporting Person(s) to Issuer
(Check all applicable)
X  Director      10% Owner
_  Officer (give title below)
    Other (specify below)

6. If Amendment, Date of Original (Month/Day/Year) 7. Individual or Joint/Group Filing (Check Applicable Line) X Form filed by One Reporting Person Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I - Non-Derivative Securities Beneficially Owned
1. Title of Security (Instr. 4)	2. Amount of Securities Beneficially Owned (Instr.4)	3. Ownership Form: Direct (D) or Indirect (I) (Instr. 5)	4. Nature of Indirect Beneficial Ownership (Instr. 5)
Common Stock	1,000	D

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently vaild OMB Number.	(Over) SEC1473 (9-02)
FORM 3 (continued)	Table II - Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1.Title of Derivative Security (Instr.3)	2.Date Exer- cisable and Expiration Date (Month/Day/Year)		3. Title and Amount of Securities UnderlyingDerivative Security(Instr. 4)		4. Conver- sion or Exercise Price of Deri -vative Security	5. Owner- ship Form of Deriv -ative Securities: Direct(D) or Indirect (I) (Instr. 5)	6. Nature of Indirect Beneficial Ownership(Instr. 5)
	Date Exer- cisable	Expira- Date	Title	Amont or Number of Shares

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly .Explanation of Responses:
	/s/ Solomon D. Trujillo **Signature of Reporting Person	April 30, 2002 Date
** *

Intentional misstatements or omissions of facts constitute Federal Criminal Violations.See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

If the form is filed by more than one reporting person, see Instructions 4(b)(v).

Note:	File three copies of this Form, one of which must be manually signed.If space provided is insufficient, see Instruction 6 for procedure.
Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.	Page 2